Exemption number: 82 4639

02 FEB 27 AM 8:45

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLA
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

02015447

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Ph*	*1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Head Office Information Centre	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	*27 February 2002*
	Number of pages (including this one):		*1*

Current report 13/2002

SUPPL

The Management Board of KGHM Polska Miedź S.A. announces that the Supreme Administrative Court, Wrocław Branch, in a decision announced on 26 February 2002 overturned the decisions of tax authorities relating to tax liabilities of KGHM Polska Miedź S.A., and referring to payment from profit of a State-owned, joint stock company and corporate income tax for the year 1996. The amount claimed by KGHM Polska Miedź S.A. due to these overturned decisions is PLN 35 383 thousand.

Legal basis:
(article 81, section 1, point 2 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz.754 with later changes)

KGHM Polska Miedź S.A.
Wojciech Marciniak
DYREKTOR DEPARTAMENTU WSPÓŁPRACY Z INWESTORAMI

DYREKTOR NACZELNY
Nadzoru Właścicielskiego i Służb Informacyjnych
Józef Dudziak

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

dw 2/27